INSTINET ACQUIRES 11.4% OF W.R.HAMBRECHT FOR
                                  US$20 MILLION


London, May 11, 1999 - Reuters electronic broking subsidiary, Instinet, has acquired an 11.4% stake for US$20 million in W.R.Hambrecht + Co, an investment bank based in San Francisco.

In February 1999, W.R.Hambrecht launched `OpenIPO system', an auction-based method of taking companies public on the Internet, which has been extensively used by technology-driven investment banks. The system offers companies a way to generate capital more efficiently through technology by offering individuals greater access to the IPO process and by introducing transparency for all institutional and individual investors. The offering of IPO's over the Internet also enables investors to participate in setting the optimal price.

Instinet and W.R.Hambrecht are also in advanced negotiations regarding an international joint venture to increase the efficiencies of the capital raising business in Europe and Asia through Instinet's global agency brokerage using W.R.Hambrecht's OpenIPO system.

DOUG ATKIN, Instinet's chief executive officer, commented: "For issuers, W.R.Hambrecht's OpenIPO method represents a fundamentally new way to raise capital at much lower cost. For investors, many of whom have been excluded from participation in IPOs, it means the ability to participate. This alliance goes to the heart of Instinet's strategy to make issuers and investors more efficient."

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NOTE TO EDITORS
INSTINET, founded in 1969 as an agency broker, is now the global leader in agency brokerage and the development of innovative electronic trading technology, offering equity trading, research and direct electronic access to global markets. Instinet is a member of 17 exchanges in North America, Europe, and Asia. Instinet pioneered the use of advanced technology to improve the trading performance of investment professionals world-wide. That principle still guides its growth and development as a leader in providing electronic brokerage services to investors in the world markets.

W.R. HAMBRECHT + Co. offers a full range of financial services that builds on its stated 'early investing' philosophy focusing on emerging companies. Founded in January 1998 by Silicon Valley pioneer Bill Hambrecht, W.R. Hambrecht + Co. became a licensed broker-dealer in July 1998. The company is active in investment banking, electronic brokerage services, private equity, mergers and acquisitions advisory services, research, trading and electronic underwriting through its OpenIPO


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system. Initially, W.R. Hambrecht + Co. is focusing on three growth industries significantly affected by new technological developments: software, the Internet, and branded consumer products.

REUTERS (NASDAQ: RTRSY) supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures, reaching over 485,000 users in 57,900 locations. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. It extensively uses internet technologies for wider distribution of information and news. The Group employed 16,938 staff in 218 cities in 96 countries at December 31, 1998. Reuters is the world's largest news and television agency with 2,072 journalists, photographers and camera operators in 182 bureaus serving 157 countries. News is published in 22 languages.

For more details see www.reuters.com/mediapack/

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of Companies.